July 15, 2011

Securities and Exchange Commission

100 F Street

Washington, D.C. 20549

Attention:	H. Christopher Owings, Assistant Director
Lisa Kohl, Staff Attorney
Catherine Brown, Staff Attorney

RE:	TECO Energy, Inc.
Form 10-K for the fiscal year end Dec. 31, 2010
Filed February 28, 2011
Definitive Proxy Statement on Schedule 14A
Filed March 16, 2011
File No. 001-08180

Dear Mr. Owings:

Set forth below are responses to the comments provided to TECO Energy, Inc. by the staff of the Commission (the “Staff”) in a letter dated June 30, 2011 (the “Letter”) relating to the filings referenced above. In instances where we have responded with proposed revisions or additional disclosures, we believe that the nature of these revisions or disclosures, as addressed in each response, is such that it would be appropriate to make them prospectively commencing with our next 10-K or Definitive Proxy Statement on Schedule 14A. The responses are keyed to the numbering of the comments in the Letter and appear following the comments which are restated below in italics.

Mr. H. Christopher Owings, Assistant Director

July 15, 2011

Form 10-K for the Fiscal Year Ended December 31, 2010

Item 1. Business, page 3

Tampa Electric – Electric Operations, page 4

Competition, page 7

1.	Please provide additional disclosure about the competitive conditions of the Florida wholesale power market, including an estimate of the number of Tampa Electric’s competitors and Tampa Electric’s competitive position within the wholesale power market. In this regard, we note that the effect of the regulations mentioned in your disclosure on Tampa Electric’s ability to compete is unclear. See Item 101(c)(1)(x) of Regulation S-K.

Response:

In future filings, we will provide additional disclosure about the competitive conditions of the Florida wholesale power market, including an estimate of the number of Tampa Electric’s competitors and Tampa Electric’s competitive position within the wholesale power market. We will also clarify the effect of the regulations mentioned in the company’s current disclosure on competition within the wholesale power market, or delete references to regulations that are no longer necessary for an understanding of that market. We expect this additional disclosure to be substantially similar to the example below, which is based on revisions to the relevant section of our Form 10-K for the year ended December 31, 2010:

Competition

Tampa Electric’s retail electric business is substantially free from direct competition with other electric utilities, municipalities and public agencies. At the present time, the principal form of competition at the retail level consists of self-generation available to larger users of electric energy. Such users may seek to expand their alternatives through various initiatives, including legislative and/or regulatory changes that would permit competition at the retail level. Tampa Electric intends to retain and expand its retail business by managing costs and providing quality service to retail customers.

Unlike the retail electric business, Tampa Electric competes in the wholesale power market with other energy providers in Florida, including 30 other investor-owned, municipal and other utilities, as well as co-generators or other unregulated power generators with uncontracted excess capacity. ~~Presently, there is competition in Florida’s wholesale power markets, largely as a result of the Energy Policy Act of 1992 and related federal initiatives.~~ Entities compete to provide energy on a short-term basis (i.e., hourly or daily) and on a longer term basis. Competition in these markets is primarily based on having available energy to sell to the wholesale market and the price. ~~However~~ In Florida, available energy for the wholesale markets is affected by the state’s Power Plant Siting Act (the PPSA), which sets the state’s electric energy and environmental policy, and governs the building of new generation involving steam capacity of 75 megawatts or more. The PPSA requires that applicants demonstrate that a plant is needed prior to receiving construction and operating permits. The effect of the PPSA has been to limit the number of unregulated generating units with excess capacity for sale in the wholesale power markets in Florida.

Tampa Electric is not a major participant in the wholesale market because it uses its lower cost coal-fired generation to serve its retail customers rather than the wholesale market. Over the past three years, gross revenues from wholesale sales, which includes fuel that is a pass-through cost, has averaged approximately 2% of Tampa Electric’s total revenue.

FPSC rules promote cost-competitiveness in the building of new steam generating capacity by requiring Investor

Mr. H. Christopher Owings, Assistant Director

July 15, 2011

Owned Utilities (IOUs) , such as Tampa Electric, to issue Request for Proposals (RFPs) prior to filing a petition for Determination of Need for construction of a power plant with a steam cycle greater than 75 megawatts. These rules, which allow independent power producers and others to bid to supply the new generating capacity, provide a mechanism for expedited dispute resolution, allow bidders to submit new bids whenever the IOU revises its cost estimates for its self-build option, require IOUs to disclose the methodology and criteria to be used to evaluate the bids, and provide more stringent standards for the IOUs to recover cost overruns in the event the self-build option is deemed the most cost-effective.

Mr. H. Christopher Owings, Assistant Director

July 15, 2011

Form 10-K for the Fiscal Year Ended December 31, 2010

Item 7. Management’s Discussion & Analysis of Financial Conditions, page 39

TECO Coal, page 51

TECO Coal Outlook, page 51

2. We note your disclosure in the first, fourth and fifth paragraphs under this heading as well as the related risk factors on pages 28 and 29 regarding the uncertainty surrounding the availability of surface coal mining permits, including the enhanced review by the EPA of four of your permits, and the new EPA guidelines related to water quality for Central Appalachian coal surface mining operations. To the extent these uncertainties will have, or are reasonably likely to have, a material impact, please discuss how these uncertainties will affect TECO Coal’s and your liquidity, capital resources and results of operations. See Items 303(a)(1), 303(a)(2)(ii) and 303(a)(3)(ii) of Regulation S-K and Section III.B.3 of our Release No. 33-8350.

Response:

We have discussed the uncertainties surrounding permitting and its impact in several places in the Management’s Discussion and Analysis of Financial Condition and Results of Operations (“MD&A”). For example, in the TECO Coal Outlook section of the MD&A in the 2010 Form 10-K, we disclosed that the cost of production was expected to increase to a range between $74 and $78 per ton, and noted that one reason that the cost of production was expected to increase was “delays in the issuance of permits, contributing to higher surface mining costs, primarily due to longer hauling distances.” Our discussion of Liquidity and Capital Resources in the Form 10-K also included this effect of the expected higher cost of production, due, in part, to increased costs associated with longer hauling distances stemming from delays in the issuance of permits. We also noted in the TECO Coal Outlook section of MD&A that a mine that was previously expected to contribute approximately 300,000 tons to 2011 sales was omitted from the 2011 sales projection due to uncertainty in the ability to obtain a permit or the timing of the issuance of a permit, and that TECO Coal was producing from other mines, but at a higher cost, to offset the lost production from the delayed permit.

We will continue to monitor and evaluate the impact of the uncertainty caused by the availability of surface coal mining permits on our liquidity, capital resources and results of operations. The extent to which this uncertainty may impact future earnings, cash flow and capital resources will depend on many factors, including the company’s ability to substitute coal from another source, the cost of such substitution, market prices for steam coal, and any changes in applicable permitting laws and regulations, and we will continue to assess these factors.

In future filings, to the extent these uncertainties have had, or are reasonably likely to have, a material impact, we will discuss how these uncertainties affect liquidity, capital resources and results of operations.

Mr. H. Christopher Owings, Assistant Director

July 15, 2011

Definitive Proxy Statement on Schedule 14A

The Board of Directors, page 2

3. Please clarify the business experience during the past five years of each of your directors and executive officers, including the dates or duration of employment. See Item 401(e)(1) of Regulation S-K.

Response:

The description of our Board of Directors beginning on page 2 of the proxy statement includes information regarding the business experience of each director for at least the past five years. In future filings, we will clarify this disclosure by providing the dates or duration of employment for each person during the past five years.

Below we have provided the relevant portions of the revised descriptions, marked to show the changes as compared to the proxy statement as filed. Pursuant to Instruction 3 of Item 401(b) of Regulation S-K and General Instruction G of Form 10-K, the business experience during the past five years of each of our executive officers is included on page 23 of our Annual Report on Form 10-K, including the dates or duration of employment, under the item captioned “Executive Officers of the Registrant.”

DuBose Ausley, age 73, an attorney at the law firm of Ausley & McMullen, P.A., Tallahassee, Florida, since prior to 2006. Mr. Ausley is the former Chairman of such firm. Mr. Ausley is currently a director and former chairman of Capital City Bank Group, Inc. and a director of Huron Consulting Group, Inc. He was previously a director of Blue Cross and Blue Shield of Florida, Inc. and Sprint Corporation. Mr. Ausley has been a director since 1992, and his present term expires in 2012.

James L. Ferman, Jr., age 67, President of Ferman Motor Car Company, Inc., an automobile dealership business headquartered in Tampa, Florida, since prior to 2006. Mr. Ferman is also a director of Florida Investment Advisers, Inc. and Chairman of The Bank of Tampa and its holding company, The Tampa Banking Company, and serves on the Board of Trustees of Emory University and the University of Tampa. Mr. Ferman has been a director since 1985, and his present term expires in 2014.

Sherrill W. Hudson, age 68, TECO Energy’s Executive Chairman of the Board since August 2010. ~~and~~ Mr. Hudson was our Chief Executive Officer from 2004 until August 2010. He was formerly the Managing Partner for the South Florida offices of the public accounting firm, Deloitte & Touche LLP, in Miami, Florida. Mr. Hudson is also a director of Lennar Corporation and Publix Super Markets, Inc. He was previously a director of The Standard Register Company. Mr. Hudson has been a director since 2003, and his present term expires in 2012.

Joseph P. Lacher, age 65, is the former President of Florida operations for BellSouth Telecommunications, Inc., a telecommunications services company in Miami, Florida, where he served in such role from 1991 until his retirement in 2005. He is also a director of Perry Ellis International, Inc. and was previously a director of the Great Florida Bank. Mr. Lacher has been a director since 2006, and his present term expires in 2012.

Loretta A. Penn, age 61, ~~is~~ President of Spherion Staffing Services, a division of SFN Group, Inc. (formerly known as Spherion Corporation), a staffing and professional services company, in McLean, Virginia, since December 2008. Since November 2007, she has also served as Senior Vice President of SFN Group, and was also its Chief Service Excellence

Mr. H. Christopher Owings, Assistant Director

July 15, 2011

Officer from November 2007 to December 2008. Ms. Penn was a Vice President at SFN Group since prior to 2006. In addition to other executive level experience in the recruiting and staffing industry, Ms. Penn was previously associated with the IBM Corporation for ten years in regional executive management, sales and marketing. Ms. Penn has been a director since 2005, and her present term expires in 2012.

John B. Ramil, age 55, TECO Energy’s President and Chief Executive Officer since August 2010. During his over 30-year career with the company, he has held several leadership positions, including as President and Chief Operating Officer of TECO Energy from 2004 until August 2010, President of Tampa Electric Company, Executive Vice President of TECO Energy, Chief Financial Officer for TECO Energy, and earlier as Vice President-Energy Services & Planning for Tampa Electric. He has also held a variety of positions in engineering, operations, marketing, customer service and environmental. He also has served as president of various other TECO Energy subsidiaries. Mr. Ramil is also a director of Blue Cross Blue Shield of Florida, Inc. Mr. Ramil has been a director since 2008, and his present term expires in 2013.

Tom L. Rankin, age 70, an Independent Investment Manager in Tampa, Florida, since prior to 2006. Mr. Rankin is the former Chairman of the Board and Chief Executive Officer of Lykes Energy, Inc. and Lykes Bros. Inc. Mr. Rankin is also a director of Media General, Inc. Mr. Rankin has been a director since 1997, and his present term expires in 2013.

William D. Rockford, age 65, is the former President, CFO and COO of Primary Energy Ventures LLC, a power generation company located in Oak Brook, Illinois. Mr. Rockford retired from Primary Energy Ventures in 2006. He is also a former Managing Director of the financial services company, Chase Securities Inc., in New York, New York, where his responsibilities included the Global Power, Project Finance and Environmental Group. Mr. Rockford has been a director since 2000, and his present term expires in 2013.

Paul L. Whiting, age 67, President of Seabreeze Holdings, Inc., a consulting and private investments company located in Tampa, Florida, since prior to 2006. Previously, Mr. Whiting held various positions within Spalding & Evenflo Companies, Inc., including Chief Executive Officer and Chief Financial Officer. He is also Chairman of the Board of Sykes Enterprises, Incorporated, and a director of Florida Investment Advisers, Inc., The Bank of Tampa and its holding company, The Tampa Banking Company. Mr. Whiting has been a director since 2004, and his present term expires in 2014.

Mr. H. Christopher Owings, Assistant Director

July 15, 2011

Definitive Proxy Statement on Schedule 14A

Certain Relationships and Related Person Transactions, page 10

4. Please describe the standards and procedures to be applied by your audit committee in determining whether a related party transaction is “fair and reasonable” to the company. See Item 404(b) of Regulation S-K.

Response:

As described in the disclosure on page 10 of the proxy statement, our Board has adopted a written policy regarding the review, approval or ratification of related person transactions. In future filings we will revise our description of the policy by providing additional disclosure substantially similar to the example below:

“The policy contains procedures that require the Committee receive the following information regarding the transaction and consider the following factors before deciding whether to approve a proposed transaction:

•	information regarding the parties involved in the transaction and their relationship to the company,

•	a complete description of the material terms of the transaction, including economic and non-economic features,

•	the direct and indirect interests present in the proposed transaction,

•	the relationships present in the proposed transaction, and

•	the conflicts or potential conflicts present in the proposed transaction.

After receiving such information and considering the above factors, the policy calls for the Committee to determine, in its judgment, whether the transaction is fair and reasonable to the company, and whether or not such transaction should be approved on such basis.”

Mr. H. Christopher Owings, Assistant Director

July 15, 2011

Definitive Proxy Statement on Schedule 14A

Compensation Discussion and Analysis, page 11

Annual Incentive Awards, page 18

5. We note the disclosure in the fourth paragraph on page 20. Please disclose how the Compensation Committee determines the level of achievement of each of your named executive officer’s individual business plan goals and, with a view to understanding how you arrived at the amounts disclosed in the summary compensation table, disclose the achievement percentages applicable to each named executive officer. See Item 402(b)(2)(vii) of Regulation S-K.

Response:

In future filings, we will disclose how the Compensation Committee determines the level of achievement of each of our named executive officer’s individual business plan goals substantially as illustrated in the following example, based on revisions to our 2011 proxy statement:

The level of achievement of the individual business plan goals is a subjective determination made by the Compensation Committee ~~Achievement of the individual business plan goals were determined based on~~ after reviewing a performance evaluation of each executive officer with respect to each specific goal. These performance evaluations ~~(except in the case of the Executive Chairman and CEO) is~~ are first reviewed by the CEO (except in the case of the Executive Chairman) and then presented to the Compensation Committee for its evaluation for all executive officers, ~~including the Executive Chairman and CEO~~. The level of achievement of the Executive Chairman’s individual business plan goals is a subjective determination made by the Committee after reviewing his performance evaluation. The Committee recommends individual performance achievement for Board approval for the named executive officers after receiving recommendations from the CEO. Individual performance for the CEO is subjectively determined by the Compensation Committee after reviewing the recommendation of the Executive Chairman.

We note that the individual business plan goals only comprise 20% of the overall annual incentive award opportunity, and that we disclosed in the proxy statement that the level of achievement is a subjective determination that varies per individual, and that based on this subjective evaluation, that all of the named executive officers exceeded the achievement of their individual business plan goals in 2010. The following 2010 individual business plan goal achievement percentages are being provided as supplemental information in response to the Staff’s comment: Sherrill Hudson: 185%, John Ramil: 185%, Gordon Gillette: 150%, Sandra Callahan: 155%, Charles Attal: 145%, Clinton Childress: 150%. In future filings, we will provide the level of achievement for each executive officer.

Mr. H. Christopher Owings, Assistant Director

July 15, 2011

Definitive Proxy Statement on Schedule 14A

Long-Term Incentive Awards, page 20

6. Please quantify the long term incentive opportunity for each of your named executive officers, or disclose the opportunity in relation to base salary for each of your named executive officers, as you do for your current and former CEO. See Item 402(b)(1)(v) of Regulation S-K.

Response:

The target long-term incentive opportunity for each named executive officer in relation to base salary for 2010 was 2.5 times base salary for the Executive Chairman, 1.8 times base salary for the CEO, 1.4 times base salary for the CFO, and 1.3 times base salary for each of the other named executive officers. We will provide the requested information in future filings.

Mr. H. Christopher Owings, Assistant Director

July 15, 2011

Definitive Proxy Statement on Schedule 14A

Form of Proxy Card

7. With respect to proposal 3, please revise to clarify that shareholders are voting for or against, or abstaining from voting on, the approval of executive compensation and not an advisory vote on executive compensation.

Response:

We will revise our future proxy cards that include a vote on executive compensation to clarify that shareholders are voting for or against or abstaining from voting on the approval of executive compensation. An example follows:

	FOR	AGAINST	ABSTAIN
Approval of executive compensation, on an advisory basis	☐	☐	☐

Mr. H. Christopher Owings, Assistant Director

July 15, 2011

In response to the Staff’s request, TECO Energy, Inc. acknowledges the following:

•	TECO Energy, Inc. is responsible for the adequacy and accuracy of the disclosure in the filings;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action in respect to the filing; and

•	TECO Energy, Inc. may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under federal securities laws of the United States.

Should you have any questions, please contact me at 813-228-4111.

Sincerely,

/s/ S. W. Callahan
S. W. Callahan
Senior Vice President-Finance and Accounting and
Chief Financial Officer